May 17, 2012

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission (Mail Stop 4561)

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brainstorm Cell Therapeutics Inc.
Registration Statement on Form S-1
Filed February 3, 2012
File No. 333-179331

Dear Mr. Riedler:

On behalf of Brainstorm Cell Therapeutics Inc. (the “Company”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in your letter dated February 27, 2012 to Ms. Liat Sossover, the Company’s Chief Financial Officer.

These responses set forth below have been organized in the same manner in which the Staff’s comments were organized.

All responses pertaining to the Company set forth in this letter were prepared by the Company in consultation with its counsel, BRL Law Group LLC. We are filing these responses in connection with Amendment No. 2 to the Company’s Registration Statement on Form S-1, filed May 17, 2012 (the “Registration Statement”).

General

COMMENT 1. Please amend your filing pre-effectively to include the principal amount of securities to be offered, including the total number of shares of common stock and the number of shares of common stock underlying the warrants. We advise you that we will not be in a position to declare the registration statement effective until such information is included in the filing. See C&DI 227.02, Securities Act Rules, available at www.sec.gov for guidance.

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BrainStorm Cell Therapeutics Inc. 605 Third Avenue, 34th Floor New York NY 10158 Tel: (646) 666 3188	BrainStorm Cell Therapeutics Ltd. 12 Bazel St., POB 10019 Kiryat Aryeh, Petach Tikva, Israel 49001 Tel: (972) 3.923.6384	Fax: (212) 286-1884 E-mail: info@brainstorm-cell.com

RESPONSE:

In response to the Staff’s comments, the Company will file another amendment to the Registration Statement pre-effectively to include the requested information once such information has been determined.

COMMENT 2. Please clarify, if true, that investors must purchase a minimum amount of securities in order to receive warrants in the offering and that the amount of warrants received will be the same for each investor who meets the minimum investment threshold. As such, please also disclose that investors who purchase less shares than others will be entitled to proportionately more warrants per dollar invested, assuming they make the minimum threshold investment.

RESPONSE:

In response to the Staff’s comments, the Company will file another amendment to the Registration Statement pre-effectively to include the requested information once such information has been determined.

Plan of Distribution, page 18

COMMENT 4. We note the following statement on page 18: "We intend to engage one or more underwriters, broker-dealers or selling agents to sell the securities." Prior to effectiveness, please update this section to identify any underwriters, broker-dealers or selling agents engaged and provide a summary of the specific terms of the arrangement. Also, please file a copy of any related agreements as an exhibit.

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BrainStorm Cell Therapeutics Inc. 605 Third Avenue, 34th Floor New York NY 10158 Tel: (646) 666 3188	BrainStorm Cell Therapeutics Ltd. 12 Bazel St., POB 10019 Kiryat Aryeh, Petach Tikva, Israel 49001 Tel: (972) 3.923.6384	Fax: (212) 286-1884 E-mail: info@brainstorm-cell.com

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RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure in this section to identify the placement agent the Company has engaged and the specific terms of the arrangement. The Company will file another amendment to the Registration Statement pre-effectively to file a copy of any related agreements as an exhibit.

Item 16. Exhibits and Financial Statement Schedules, page II-7

COMMENT 5. Please file as an exhibit the legal opinion listed as Exhibit 5.1 in your exhibit list opining as to each of the securities included in the offering. Please note that we may have additional comments based on our review of the opinion.

RESPONSE:

In response to the Staff’s comments, the Company will file another amendment to the Registration Statement pre-effectively to include the legal opinion as Exhibit 5.1 once the details of the offering are known.

The Company acknowledges the Staff’s references regarding requests for acceleration of the Registration Statement, including Rules 460 and 461. The Company will include the requested acknowledgments and will provide the Staff with adequate time after the filing of any amendment for further review before submitting a request for acceleration.

If you have any questions with regards to these responses, need supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at +972 3 923 6384 or Thomas Rosedale of BRL Law Group LLC at (617) 399-6935.

Very truly yours,

/s/ Liat Sossover
Liat Sossover

Copy to: Thomas B. Rosedale, Esq.

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BrainStorm Cell Therapeutics Inc. 605 Third Avenue, 34th Floor New York NY 10158 Tel: (646) 666 3188	BrainStorm Cell Therapeutics Ltd. 12 Bazel St., POB 10019 Kiryat Aryeh, Petach Tikva, Israel 49001 Tel: (972) 3.923.6384	Fax: (212) 286-1884 E-mail: info@brainstorm-cell.com

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